Mail Stop 3561

November 21, 2007

*By U.S. Mail and facsimile to (973) 242-5176*

Ralph Izzo
Chairman, President and Chief Executive Officer
Public Service Enterprise Group Incorporated
80 Park Plaza, P.O. Box 1171
Newark, NJ  07101-1171

> **Re:     Public Service Enterprise Group Incorporated**
> **Definitive 14A**
> **Filed March 7, 2007**
> **File No. 1-09120**

Dear Mr. Izzo:

        We have reviewed your response letter dated October 2, 2007 and have the following comments.  Please respond to our comments by December 5, 2007 or tell us by that time when you will provide us with a response.  If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply.  We welcome any questions you may have about our comments or any other aspect of our review.

Annual Cash Incentive Compensation, page 19

1. We note your response to comment 3 in our letter dated August 21, 2007 and we reissue that comment.  It is not clear whether you will provide all of the historical financial, operational and strategic targets in the future, and you have not addressed whether you will provide prospective targets.  Please provide us with your analysis as to why you did not include the 2006 or 2007 financial, operational and strategic targets.

Non-Qualified Deferred Compensation Table, page 33

2. We note your response to comment 10 in our letter dated August 21, 2007.  Please consider including the rates of return for the funds in which participants may invest.

Please contact me at (202) 551-3238 with any questions.

Sincerely,

Ellie Quarles
Special Counsel

cc: David P. Falck
Senior Vice President – Law